Exhibit 2.2

BILL OF SALE, ASSIGNMENT,
AND ASSUMPTION AGREEMENT

          THIS BILL OF SALE, ASSIGNMENT AND ASSUMPTION AGREEMENT (this “Bill of Sale and Assumption”), dated as of August 1, 2004 (the “Closing Date”), is made and delivered by and between BLUEJACK SYSTEMS, L.L.C., a Washington limited liability company (“Seller”), and XETA TECHNOLOGIES, INC., an Oklahoma corporation (“Assignee”).

          This Bill of Sale and Assumption is being executed and delivered pursuant to the terms of that certain Asset Purchase Agreement dated effective of even date herewith (the “Acquisition Agreement”), by and among Seller, Assignee and GREG FORREST, Seller’s sole member.

Recitals:

          WHEREAS, the Acquisition Agreement provides, among other things, for Seller’s sale, transfer and assignment, and Assignee’s purchase, of all or substantially all of Seller’s assets and for Assignee’s assumption of only certain of its liabilities;

          WHEREAS, capitalized terms used herein and not otherwise defined shall have the meanings ascribed thereto in the Acquisition Agreement.

          NOW, THEREFORE, pursuant to the Acquisition Agreement, in consideration for the premises and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

          1.        Seller hereby sells, transfers, assigns, conveys and delivers to Assignee, its successors and assigns forever, all right, title and interest and good and valid title in and to the Assets, absolutely free and clear of all Encumbrances.

          2.        Seller hereby acknowledges receipt of that portion of the Purchase Price due and payable as of the Closing Date.

          3.        Assignee hereby assumes and agrees to pay, perform or otherwise discharge all of the Assumed Liabilities and no others.

          4.        Seller and Assignee shall each execute and deliver to the other party hereto all such further instruments, assignments, assurances and other documents as such party may reasonably request in connection with its performance under this Bill of Sale and Assumption and the transactions contemplated hereby and by the Acquisition Agreement.

          5.        Seller, for itself and its successors and assigns, covenants and agrees to warrant and defend the transfer, assignment and conveyance of the Assets to Assignee and its successors and assigns against all claims and demands whatsoever.

          6.        This Bill of Sale and Assumption shall be subject to the terms of the Acquisition Agreement.  In the event of conflict between the provisions of this Bill of Sale and Assumption and the provisions of the Acquisition Agreement, the provisions of the Acquisition Agreement shall govern.

          7.        This Bill of Sale and Assumption, and the sale, transfer, conveyance, assignment, assumption, and delivery provided for herein, shall be effective as of the Closing Date.

          8.        This Bill of Sale and Assumption may be executed simultaneously in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute but one and the same instrument.  Facsimile transmission of any signed original document and/or retransmission of any signed facsimile transmission will be deemed the same as delivery of an original.  At the request of any party, the parties will confirm facsimile transmission by signing a duplicate original document.

          IN WITNESS WHEREOF, the undersigned has executed this Bill of Sale and Assumption as of the Closing Date first written above.

BLUEJACK SYSTEMS, L.L.C.

By	/s/ GREG FORREST

Greg Forrest, Sole Member

XETA TECHNOLOGIES, INC.

By	/s/ JACK INGRAM

Jack Ingram, President and Chief Executive Officer

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